Filed by: Freedom Acquisition I Corp.

This communication is filed pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Freedom Acquisition I Corp.

Commission File Number: 001-40117

Date: February 23, 2023

Will Anderson and Adam Gishen on SPAC Insider Podcast – Interview Transcript – February 23, 2023

Nick Clayton:

Hello and welcome to another SPAC Insider podcast where we bring an independent eye in interviewing the targets of SPAC transactions and their SPAC partners. Visions of a self-sufficient energy future with solar panels on every household roof have been around for decades, but it may take companies able to bring the full package of design, construction and financing to get more homeowners on board. I’m Nick Clayton, and this week my colleague Marlena Haddad and I speak with Complete Solaria CEO, Will Anderson. Complete Solaria is the merger of two peer residential solar companies, Complete Solar and Solaria, that together announced a business combination with Freedom Acquisition One Corp in October. Will describes how the combined company will be poised to more efficiently cover existing white space in the US market, while Freedom One CEO Adam Gishen joins to discuss how the complex deal came together and why it stood out as the SPACs best opportunity in the current market. Take a listen.

And so just right off the bat, this is a deal that in many ways is like three deals in one and then it’s both a consolidation of peers and a SPAC transaction, which obviously then leads into the public listing. And so just as a question for both sides, what was the first step in this process? What was the idea That was the genesis that got this ball rolling to where we are now?

Will Anderson:

So we have been... by ‘we’ I mean Solaria and Complete Solar, we’ve been looking for a way to figure out how to bring these companies together. This goes all the way back to last December, as in December of ‘21 was when we first started talking about the idea. And over the following months after that, we were really trying to figure out what the best path to capitalize the businesses was. Ultimately, we saw a huge opportunity to bring companies together and really create a one plus one was more than two situation because of just the complimentary elements that we had to provide to each other. And so we looked at private funding options, we spoke to a few different SPAC sponsors. Ultimately when we got together with the Freedom folks and presented the idea of we need to raise a $30 million bridge round upfront and then that could lead into the de-SPAC provided we had money coming in from the de-SPAC, we didn’t need a ton of capital where really has to model, but we wanted to just make sure that we had the right capital coming in at the right time.

And so from Freedom’s perspective, Adam should speak for Freedom, but I think the combined story had a lot more appeal than just either one of the parts. And for us, the $30 million that we were going to jointly raise ahead of the de-SPAC, which isn’t something that the other SPACs we spoke to, we didn’t have as much confidence that we’d be able to get there with them on that earlier fundraise. It is a lot to manage all at once, but we’ve really taken a warrant serious. It’s been merged, the companies raised the money now the de-SPAC and so far we’ve checked off the first two out of that list and we have the third coming up and we feel pretty good about it too.

Adam Gishen:

It’s Adam here. From our perspective, when we engaged first with the companies, it was end of the summer in ‘22, so call it July, August. And by then it was clear that both Solaria and Complete Solar knew each other very well and were almost there, but almost needed a bit more of a catalyst to consummate their merger. And so it was perfect. It was instantly something that we all wanted to do and we loved the story. We felt it was very complimentary to what we were trying to achieve. In a difficult market and all the caveats, it’s been a very enjoyable experience so far and something that we are looking forward to the future with our partners here.

Nick Clayton:

That’s really interesting, especially because just looking at Freedom One’s team, I would say is a lot more seasoned than some of the other, we look at the broad whole set of the hundreds of SPACs that are out there. You and your team really have a lot of deal making experience. Just curious, from your perspective when you were looking at it, I think probably some teams might be intimidated by the complexity of having basically be a double merger in a sense. Was that something that you kind of... that challenged or excited you or was it a simply it’s like, “Well, we know how to do this.”?

Adam Gishen:

It’s a great question. I think that the answer is the following. If you can provide investors with an equity story that has genuine synergies coming through, that’s very exciting. So we got very clearly the synergies by putting the pieces together and we wanted to enable our investors to participate in that. That’s absolute, that’s clear. But what is very complicated in a SPAC deal is having two companies merge and that be contingent on the SPAC itself listing because you get into a very circular reference whereby the two companies won’t legally combine until the SPAC listing is consummated. But it’s difficult then for the SPAC investors to back the deal because there’s so much contingency. So the beauty here is that Will and his partners and the whole Complete Solaria family decided that this was a deal that they wanted to do. They wanted to merge their company, so they removed the conditionality of their merging from the SPAC deal.

And at that point, that’s a very, very interesting deal because those companies are merging, those synergies will come through and therefore listing it in the SPAC is really a very interesting prospect.

Will Anderson:

And so if I may, we are now merged as of November 4th, and we are already realizing some of those synergies. We’re seeing some of these successes on some of the things that we knew we’d be able to accomplish together. That gives us even more momentum going into the de-SPAC as opposed to having to wait until after the de-SPAC to try to start putting all that together.

Marlena Haddad:

And then turning to the business itself, what is Complete Solaria’s place in the residential solar business? What aspects of putting in residential solar panels is under the company’s umbrella and what portions are not?

Will Anderson:

Great question. You can think about our business somewhat unlike anybody else that’s out there because we have a couple different primary revenue categories. The first and easiest to understand is we sell solar panels to solar companies and we have a differentiated product our customers really love. And so we sell those out into the typical solar channels. One of the real benefits of merging the companies though is from Complete Solar we bring a number of software and services that we feel like we can bundle really effectively with a hardware sale in order to really enhance that offering all we want. In doing that, we’re going to be able to generate a larger portion of any individual installers purchases from us if we can deliver additional services that are high value to them along with the solar panel. That’s our first area of revenue.

The second is what Complete Solar has traditionally done, which is we work with sales teams as authorized resellers who go out and contract directly with homeowners on a Complete Solaria contract to go solar. And then we manage all of the project fulfillment, installation and interconnection of the system. What that means is we are delivering a full integrated system to customers, to homeowners, and our revenue for that is the full system value rather than just solar panel. And so we’re maintaining both lines of business. And in actuality, one of the big merger synergies that we’re starting to enjoy right now is all of those customers that came from Solaria that were buying Solaria panels are installers that are spread out all across the country and many in Europe. But let’s just focus on U.S. right now. The Complete Solar sales partners are out there selling projects and now they have greater geographies that they can sell those into because we’re going to partner further with those Solaria pro partners, become installation partners or build partners to actually fulfill on projects that we’re contracting with directly to customer.

Think of us as providing upstream hardware to the industry as well as a certain software and services around proposals and engineering and permitting, but also as more of a downstream company as well that’s selling correctly to consumers through specialized sales partnerships and then fulfilling on those contracts. We each operated in our respective areas. Solaria sold solar panels to installers and that’s it. Complete Solar contracted with homeowners built systems and that’s it. We didn’t have any of our own solar panels or anything like that. We would just buy from manufacturers like Solaria and others. Solaria very much wanted to expand beyond a hardware only sale, and Complete Solar very much wanted to access broader and more interesting distribution channels for our services and delivery channels for our products. And so that’s where that marriage really works for us.

Adam Gishen:

I mean, one way to think about that is just imagine you’re the customer. Okay? And what is it as a customer going solar than you want? What makes it appealing? If you could have someone that you trust turn up and show you exactly where your solar panels are going to be on your home to maximize the amount of light, to best position them. So really easy software that shows you exactly what that solar system’s going to look like with all of the design and engineering done, that’s very appealing. Can I generate the sales contract right now at the kitchen table that will allow me to move forward? That’s number two. And then number three is like, “Can you make this process really easy for me? Can you connect me to the grid? Can you install my system? Can you allow me to get all my permitting done, et cetera? And can you do it quickly?” And really that’s what Will and Complete Solar have done fantastically over the last 10 years.

They make the ability to sell solar to the homeowner, very, very easy for their partners. And then for Solaria it’s like, “Can I build or contract manufacture beautiful designed and high performing panels which have a special place in the industry? Really these are top beautifully aesthetic looking solar panels that produce high power content.” And putting those two things together then you have the whole package. Plus I should say also that Complete have brought their own financing solution. So you have what Will calls an end-to-end solution for the customer. All of the design, permitting, contracting, fulfillment. Now you’ve got beautiful solar panels which are within the family and an ability to finance that. For us, that’s a very appealing prospect and I think that’s really where the large growth is going to come from over the next year to 18 months.

Nick Clayton:

That gets into exactly what I wanted to get into next, which is that customer perspective on things. ‘Cause I saw a survey recently, I think it was in Forbes that showed that two-thirds of U.S. homeowners expect to eventually put solar panels on their homes, but just under 4% have actually done or at least said that they had done so far. So you walked through a bit of that, but assuming someone had not heard of Complete Solaria and saw some of the solutions that you have there. What are some of the things that are constraining people from taking that leap and getting it done themselves?

Will Anderson:

This is the $64 question for the entire industry. Most people, and by most I mean 90 million homes in the US could go solar today without spending anything upfront and save money on their electricity bills immediate. So finances a solar system, you pay less on your finance payment than you do to the utility company and it adds value to your home and it’s clean and it’s and, and, and. There are so many good reasons to go solar, but most people either don’t realize it. That’s a large number of people that don’t realize the benefits of it. Those two thirds of Americans that say, “Yeah, I think I’ll eventually go solar.” Most of them are still thinking, “But that’s probably a ways off in the future because it’s probably expensive because I’m probably going to have to someday because we have to do something about climate change. But it’s too big of a bite’s take right now for me.”

But people don’t realize it’s not a big bike back. It’s as simple as just signing a paper that says, “I’d like to get my power from solar instead of the utility and pay less for it.” That is not a widely held, commonly understood concept by customers today. So as a result, our job as a solar industry, but my job specifically as a solar company that’s looking to lead this industry is to go out and figure out how to access those customers and educate them on these benefits. And when we do it well, it’s very obvious because customers, they instantly light up once they’ve made that realization and connected all those dots and realize, “Wow, this no-brainer, why hasn’t everyone done this already?” So we need to have many, many more of those moments. And the way that we’ve built our company is to, number one, be able to take that message out to people, homeowners, consumers, through more channels, through more different directions so that we can take the message to them in a way, at a time and from a person that they’ll be receptive.

And I’d go into detail about that if you’d like. But then number two is to make sure that once they’ve made that decision, that we validate that decision and reinforce that good decision by doing a good job of delivering products to them and not making it a nightmare of home renovation project. Just make it a simple service provider switch from the utility to their new solar generated power.

Nick Clayton:

Definitely. And I mean I imagine all these one piece of news that maybe got people thinking about it was just simply the passage of the inflation reduction Act, but how much does that actually impact what you guys do and how have some of the other macro waves we’ve been seeing over the last couple of years been impacting your deal flow and your business?

Will Anderson:

Enormously. Climate change, the threat of climate change, the need to do something more and better has always been there as something that more and more people are really starting to become aware of. On that front, I will say it’s an important point, the number one thing anyone can do to reduce their carbon footprint is go solar. All of the other things, recycle and take the bus once a week and all these other things that’s single digit percentage points reduction. Going solar for the average detached single family home in America reduces that family’s carbon footprint by 40, 45%. Electrifying your cars after that, another 33% as long as it’s powered by the solar by your roof. That’s the number one thing anybody can do is go solar first. So other incentives and other macro factors that are driving tailwinds for the industry, making this transition to clean energy a lot more possible.

The Inflation Reduction Act has a lot to do with what we do. Number one, there’s a tax credit available to consumers who go solar and we have finance products that actually help them capture the value of that tax credit and just passes on the value to them to make it simple. So there’s a 30% of the cost of the system is rebated in the form of a credit on your taxes and that’s something that exists now for the next 10 years. Whereas it was set to sunset starting last year actually. And the Inflation Reduction Act reversed that sunset period and increased the tax credit from 26% to 30 and extended the life of that tax credit for 10 years. There are also other incentives around manufacturing and domestic content for components of your solar system that add additional tax incentive and that’s another area where we on the manufacturing side may be able to find some real benefit. That in the US has created a lot of incentive support for what we’re doing.

And then the final thing that I’ll highlight is Europe has always been very forward-thinking with as far as solar is concerned, but with the Ukraine/Russia war and the disruption to natural gas supplies and energy dependence on other countries that are not very reliable at the suppliers, at least from a geopolitical standpoint, Europe has woken up to that fact in a big way and we’re seeing a lot of demand and growth in Europe. US Inflation Reduction Act, Europe energy independence and desire for cleaner energy and then just overall needing to mitigate climate change. These are structural long-term factors that are going to have a big impact on this industry and our growth for the next decade plus.

Marlena Haddad:

And so in terms of the competitive landscape, how much business does Complete Solaria face stiff competition foreign and how much of the market is fragmented?

Will Anderson:

In the US, 4% of the market has gone solar that leads 96% untapped. What’s the competition like? Well, there are thousands of solar companies, but there are millions and millions of perspective customers who need to go solar. Let’s put this in context. There’s a multi-trillion dollar opportunity in just the solar part, let alone home electrification and other kind of ancillary products and services. So yes, while there are a lot of competitors or at least a lot of solar companies out there, there’s a lot of white space in terms of market opportunities to go after. Then in terms of your question about fragmentation, there are a number of larger national solar companies like Complete Solaria and then there are thousands and thousands of very small local, maybe some majority pejorative on that, but much more local, smaller construction oriented general contractors, solar companies that service a very specific geography.

And the beauty of what we do at Complete Solaria is we actually capitalize on the fact that there are all of these solar installers out there who are very great builders, very good at what they do, but we can generate customers on a much grander scale and then work with them to actually get those customers installed. I think Complete Solaria, we do a good job of marrying scale advantages with on the ground, local skills and available people to continue to work within our system. I think that’s what we’re going to see in the future. ‘Cause again, a multi-trillion dollar industry, you’re not going to see one or two or three companies be able to dominate that space and everybody else wash out. It’s going to take a real legion of companies to service that. And what we’re really trying to do is we’re trying to be what connects all of them together and lead the energy transition that way.

Adam Gishen:

When we look at the market opportunity here, for us, this is just in its infancy. I mean you can ask yourself what does a market look, which is slightly more mature than the US and you could look at something like Australia that has a higher penetration rate by 29% penetration rate, but that market is also growing. So the US at 4% right now with those macro factors, I think that they’re like Will said, not even winner takes all, it’s a very compelling growth opportunity, which is still at its infancy.

Marlena Haddad:

Right, so would you say that this merger is the beginning of a broader consolidation play? And what do deals look like in the residential solar space from a valuation standpoint?

Will Anderson:

So to be really specific or clear, Complete Solaria is not looking for a roll up consolidation strategy for ourselves. I do think that there’s more consolidation that will happen broadly speaking, but we’re not trying to do a role of strategy. Just so that that point is clear. I think there will always be a place for the local contractor. At the same time, there’s a major element to this business that is scalable or that benefits from scale advantage from lead generation to customer generation, internal software systems controls, centralized services, customer support, all of these elements are things that we do at Complete Solaria and then we partner with companies to perform other parts of the value chain that are less scaled, such as the actual installation labor. We’re not trying to build the nationwide construction company that goes and performs installations on thousands of homes a month rather.

We’re trying to partner with hundreds of construction companies so that the thousands of customers that we ultimately will generate can get good service, good fulfillment from the local supplier while we manage the whole process. I do think there will always be a place for that. No, I don’t think it’s going to be a four or five companies operating at massive scale and in not having any room for small companies in the landscape.

Marlena Haddad:

Got it. So I’m interested to hear if there are any types of products or services that are not currently a part of the Complete Solaria package that you’re looking to integrate over the medium term?

Will Anderson:

That’s a good question. Yes, of course there are. I’m going to break it down into two categories. The first is primarily services to the industry. As I said, we have a hardware offering and some software and services that we’re bundling with that. We have a system design quotation proposal tool that Adam highlighted that people can subscribe to and service around that for sales support and proposal generation. We have another service for designing permitting packages that we also sell to other solar companies or they subscribe to that service and we perform those services for them for a fee. There’s a lot more that we can do on the software and particularly as we’re thinking about bundling with our hardware options. There are more things that we can offer to the industry from that perspective as one potential line of revenue. In addition to that though, the second category are consumer products.

Today we offer hardware solution through our installer partners and then directly to consumers, whole integrated solar systems, some of them that include battery storage hardware as well. We also have quite a bit in installing electric vehicle charging stations along with the solar and some of the ways that we are going to market. I mentioned sales partners, we have partners that are in home security or HVAC, heating and air conditioning, with roofers. And so we’ve actually begun to also offer some roofing services. We haven’t done any heating and air conditioning products yet converting homes to using electric heat pumps instead of natural gas furnaces because one of the common questions that we get from our customers is, “Hey, this is great. I’m saving a ton of money on my electricity, but what can you do about the natural gas?” And so there’s an entire second half of their utility bill that we could address by helping them to electrify their home, which also addresses the carbon footprint issue again, as we had highlighted before.And a combination of electrification of driving and solar. Those two products go together very nicely. And so we see ourselves more and more generating additional sales to customers by offering them some of these other products and guiding them along their transition to an all electric home.

Nick Clayton:

Great. That makes sense. And I wanted to talk a little bit about Freedom One’s process a little bit here, Adam too, in that this deal has a lot of things that we know we don’t always see in some of the SPAC transactions over the past couple of years and that it is a target company that’s quite matured and scaled from a revenue standpoint. And so I mentioned just to ask, what was your criteria like and what were some of the things you were trying to avoid while you were looking at the opportunities out there?

Adam Gishen:

It’s a great question. Primarily, we were looking for a great management team that could execute. I mean, it starts and finishes there. There’s plenty of interesting opportunities and things that you can get sucked into, but if you don’t have the right management team, if you don’t have the right quality of people to execute, invariably it’s going to go wrong. And that’s obviously happened in the primary market. It’s not necessarily SPACs, it could be IPOs as well. We believe we found a great management team. Think the other thing we were looking for was a secular growth story. Something that doesn’t grow two or three years with a big bump and something which really you could bank on for the next 10 to 20 years as having growth. And then lastly, we were looking for something with really healthy unit economics that provided real service for customers, something that they really needed and they had a genuine place in the economy.

I mean we had a very extensive search. I mean TJ, my partner, he has an amazing network. We looked at stuff in Asia, we looked at things in Latin America, we looked at the US and Europe. I mean we really had a very, very global search. And quite honestly, at certain times during that search we found some great companies, but not all of those criteria were ticked. Certainly the first one wasn’t ticked. If you’re going to do I think a SPAC deal, you’ve got one bullet, you need to be very sure that that bullet is the right one. You don’t fire at the right time. And we avoided thankfully many circumstances that would’ve turned out badly for us and our shareholders. We kept our nerve, which we feel great about, and here we are, it’s a bit late. It took us a while.

We’re bumping up to our two-year anniversary here. We have to seek an extension and that we will do. But for us it was a hundred percent worth it because better to end up with a really high quality company which has got real revenues, a real franchise, real footprint, great growth prospects. TJ Rogers is a world renowned investor and honestly, someone who has got a great track record, we are very keen to engage with him. Look, we feel good about it. Lot of work to do. We’re not complacent about markets and how difficult SPAC deals are or any kind of primary deal in these markets. High clear volumes are also very, very, very weak. But we feel good about where we are and we’re very excited about the future.

Nick Clayton:

That’s what I wanted to touch on next too as well. In just terms of what... You’re having lots of conversations with investors now and you were able to just announce some additional financing, but just how have the financing conditions progressed? I would say mean obviously we had a rough end to 2022. What’s the mood that you’re sensing now in conversations as we are going further into 2023?

Adam Gishen:

2022 was tough. The backend of ‘22 was tough. Not only were markets difficult and primary volume to weigh down, but also you had the year-end effect and just the multiple contractions still. I’ve spent many years in capital markets, that’s among the most difficult, one of the most difficult periods anyone can imagine, especially when you’re trying to raise capital. But what we did, our strategy was to go and see people after we announced the BCA with a very clear strategy of what we were trying to do. And you’ve heard it from us today, we went relatively broad. We actually had very encouraging discussions during that period and people had reasonably high risk aversion ‘cause markets were so difficult. But it felt to us that people were genuinely interested in this story and that this was something, this was a SPAC deal or a deal of the right type of quality that they hadn’t seen in a long time.

And honestly, that gave me a lot of confidence that we were going to make significant advancement on our deal. Conditions generally will be difficult. You see, we’ve announced a fantastic add-on to our investor base this morning actually with John Doerr coming into the capital structure. It feels better, the start of ‘23. I mean, we had something like 140 people on our investor call this morning. Again, those are good indications that there’s very broad willingness for the market to take a good look at this deal, do the work to engage multiple fund managers. We had something like 35, maybe 40 research analysts on the call. So clearly having good quality research coverage is very important here and we’re making good progress there. I mean, we’re approaching it I think in a very measured way. We feel very good that this is a real company with a real story and deserves a good place in the public markets. And I’m confident we’re going to get.

Will Anderson:

My career’s been focused on private capital raises and I’ve raised quite a lot of private capital and back half of ‘22 was really tough. And what I’m really encouraged about though is after bringing the companies together, completing the merger, gaining a little bit of traction on those merger synergies, bringing on a few other smaller investors, TJ Rogers who Adam mentioned is not a small investor, he’s a large investor, he’s one of our alerts in the company continued to put capital in Tidjane and Adam and the Freedom sponsors are not only invested through Freedom, but they’re also invested directly in the company in that bridge round that I highlighted. Further operational traction, we had a great Q4 and now just having closed significant tranche of capital from John Doerr, who is a legendary investor, particularly in the Silicon Valley area where I come from. He is the consummate Silicon Valley investor.

We’re gaining more and more traction every day and these things do start building. And so that’s given me a lot of confidence. Q1 is going to be in Q4 more investment is coming and then we’re going to end up at the D SPAC, I think in a really great place sometime in Q2.

Marlena Haddad:

From a technology standpoint, what do you think is the most exciting new thing that you see coming in the residential solar space?

Will Anderson:

What’s interesting is the solar panels that we’re using today aren’t that different from solar panels from even 20 and 30 years ago. They’re more efficient. Manufacturing standards are higher, the quality is higher. We make incremental improvements every year. And so what we’re doing at Complete Solaria with our shingling technology, it is one of the few differentiated products that are out there. We have some opportunities, I think, to really still find that next step function improvement. ‘Cause it’s all been incremental for the last dozens of years at this point. I mentioned TJ Rogers, he’s involved in a couple of other companies. We actually have some joint research projects underway where we’re looking at things like better light spectral capture. There’s a technology around perovskite, which probably is outside of the scope of this conversation to get into, but there is quite a bit of interest in finding that next step function, improvement in efficiency and power output for solar panels.

And I’ll say at Complete Solaria we’re right at the forefront of that research. But then the other side of it is we also just have a product that works really well for a market that is highly under penetrated already. Where the biggest gains are going to be is just in getting more of the product that we have out to the market.

Adam Gishen:

And Will, would you say also that there’s a really interesting consumer retention piece at the backend, when the system’s built, the consumer’s going to be able to see how much power they generate, what sort of savings, what does it cost to charge my car, et cetera, et cetera. They’ll have access to that instantly, right? By extended software.

Will Anderson:

Without question. So we’ll be releasing our consumer app that integrates all of that information and in months and quarters to come, we’ll add additional features and services that just makes it really simple to manage all of your home energy and energy needs to automate most of that after you have to think about it and you can just see from your app there things working great.

Important Information and Where to Find It

This communication relates to proposed transactions involving Complete Solaria, Inc. and Freedom Acquisition I Corp. (“Freedom”). Freedom has filed a registration statement on Form S-4 (the “Registration Statement”), which will include a proxy statement for the solicitation of Freedom shareholder approval and a prospectus for the offer and sale of Freedom securities in the proposed transaction with Complete Solaria, and other relevant documents with the Securities and Exchange Commission (the “SEC”) to be used at its extraordinary general meeting of shareholders to approve the proposed transaction with Complete Solaria. Promptly after the Registration Statement is declared effective, the proxy statement will be mailed to shareholders as of a record date to be established for voting on the proposed business combination between Freedom and Complete Solaria. INVESTORS AND SECURITY HOLDERS OF FREEDOM AND COMPLETE SOLARIA ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of documents filed by Freedom with the SEC, through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

Freedom, Complete Solaria and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies of Freedom’s shareholders in connection with the proposed business combination between Freedom and Complete Solaria. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination between Freedom and Complete Solaria will be contained in the proxy statement/prospectus pertaining to the proposed transaction when available as described in the preceding paragraph.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination between Freedom and Complete Solaria. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward Looking Statements

This communication may contain certain forward-looking statements within the meaning of the federal securities laws with respect to the referenced and proposed transactions. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would,” and similar expressions, but the absence of these words does not mean that a statement is not a forward-looking statement. Forward-looking statements are forecasts, predictions, projections and other statements about future events that are based on current expectations, hopes, beliefs, intentions, strategies and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all; (ii) the risk that the proposed business combination between Freedom and Complete Solaria may not be completed by Freedom’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Freedom; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination; (iv) the effect of the announcement or pendency of the proposed business combination on Complete Solaria’s business relationships, operating results, and business generally; (v) risks that the proposed business combination disrupts current plans and operations of the companies or diverts managements’ attention from Complete Solaria’s ongoing business operations and potential difficulties in employee retention as a result of the announcement and consummation of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted in connection with the proposed business combination; (vii) the ability to maintain the listing of Freedom’s securities on a national securities exchange; (viii) the price of Freedom’s securities may be volatile due to a variety of factors, including changes in the applicable competitive or regulatory landscapes, variations in operating performance across competitors, changes in laws and regulations affecting Freedom’s or Complete Solaria’s business, and changes in the combined capital structure; (ix) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities; (x) the ability to recognize the anticipated benefits of the previously consummated Complete Solaria merger and the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (xi) the evolution of the markets in which Complete Solaria will compete; (xii) the costs related to the previously consummated Complete Solaria merger and the proposed business combination; (xiii) any impact of the COVID-19 pandemic on Complete Solaria’s business; and (xiv) Freedom and Complete Solaria’s expectations regarding market opportunities.

The foregoing list of factors is not exhaustive. Readers should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Registration Statement and other documents filed by Freedom from time to time with the SEC. Such filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Freedom and Complete Solaria assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Freedom nor Complete Solaria gives any assurance that any of them will achieve its expectations.